                                                                 EXHIBIT (a)(12)

SUPPLEMENT TO THE OFFER TO PURCHASE DATED JANUARY 16, 1998

                          OFFER TO PURCHASE FOR CASH
                       13,933,000 SHARES OF COMMON STOCK

                                      OF

                                OHM CORPORATION
                                      AT
                             $11.50 NET PER SHARE
                                      BY
                                 IT-OHIO, INC.
                           A WHOLLY-OWNED SUBSIDIARY
                                      OF
                     INTERNATIONAL TECHNOLOGY CORPORATION


    THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 24, 1998, UNLESS THE OFFER
                                 IS EXTENDED.


  THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED BY THE EXPIRATION DATE AND NOT WITHDRAWN AT LEAST 13,933,000 SHARES OF COMMON STOCK, $0.10 PAR VALUE, OF OHM CORPORATION (THE "COMPANY") (THE "SHARE NUMBER CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS SET FORTH IN THE OFFER TO PURCHASE DATED JANUARY 16, 1998 OF IT-OHIO, INC. (THE "OFFER TO PURCHASE"). SEE SECTION 15 OF THE OFFER TO PURCHASE.

  THE BOARD OF THE COMPANY HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING WITHOUT LIMITATION THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. ACCORDINGLY, THE COMPANY'S BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES HEREUNDER.

                                 -----------

                                   IMPORTANT

  Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal, or a facsimile copy thereof, in accordance with the instructions in the Letter of Transmittal including the required signature guarantees and mail or deliver the Letter of Transmittal or a facsimile thereof and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 2 of the Offer to Purchase or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the shareholder. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

  A shareholder who desires to tender Shares and whose certificates for Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in Section 2 of the Offer to Purchase on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 2 of the Offer to Purchase.

  Questions and requests for assistance, or for additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal or other tender offer materials, may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Supplement and the Offer to Purchase. Holders of Shares may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer or for additional copies of this Supplement, the Offer to Purchase and the Letter of Transmittal.

                                 -----------

                    The Information Agent for the Offer is:

                           MACKENZIE PARTNERS, INC.

   The date of this Supplement to the Offer to Purchase is February 18, 1998

To the Holders of Common Stock of OHM Corporation:

  The following information supplements certain information contained in the Offer to Purchase, and the information set forth herein supersedes any contrary statements contained in the Offer to Purchase dated January 16, 1998 of IT-Ohio, Inc. (the "Offer to Purchase"). Except as otherwise set forth in this Supplement, the terms and conditions of the Offer previously set forth in the Offer to Purchase remain applicable in all respects. This Supplement should be read in conjunction with the Offer to Purchase. Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Offer to Purchase.

9. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   Section 9 of the Offer to Purchase is supplemented by adding the following information:

  On February 18, 1998, Parent announced that it had modified the terms of the $240 million Tender Offer Credit Facilities committed to be provided in connection with the Offer, and of the $425 million Merger Credit Facilities committed to be provided upon completion of the Merger, by groups of lenders arranged by the Arrangers, and for whom Citicorp USA, Inc. will be administrative agent and BankBoston, N.A. will be documentation agent.

  The Arrangers have exercised their option to reallocate $50 million from the revolving credit facility to the term loan included in the $425 million Merger Credit Facilities. Parent's lenders also agreed that, upon completion of the Merger, they would permit the Company's 8% convertible subordinated debentures due 2006 to remain outstanding in an aggregate principal amount of approximately $47 million. The terms of the financing previously required the Company's debentures to be redeemed after completion of the Merger. Parent agreed to reduce the aggregate amount of the term loan included in the $425 million Merger Credit Facilities in an amount equal to the principal amount of the Company debentures that will remain outstanding. The effect of these changes is that, after the Merger, the revolving credit facility will be reduced from $200 million to $150 million and the term loan will be increased from $225 million to $228 million. Parent also agreed to increase the annual amortization of the term loan from $2.25 million to $4.5 million. In addition, Parent will be required by the terms of the Company debentures to make annual redemptions in an amount equal to approximately $4.3 million.

12. PURPOSE OF THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT; THE COMPANY VOTING AGREEMENT; THE PARENT VOTING AGREEMENT; THE OPTION TERMINATION AGREEMENT; APPRAISAL RIGHTS.

  The Introduction and Section 12 of the Offer to Purchase are supplemented by adding the following information:

  The Repurchase Agreement was amended and restated as of February 11, 1998 to reflect the fact that Rust Remedial Services Holding Company Inc., a Delaware corporation and majority owned subsidiary of WMX (collectively, with WMX, referred to as "WMX") is the beneficial owner of 9,668,000 Shares.

  Based on preliminary information provided by the Depositary, Parent reported on February 18, 1998 that as of 6:00 p.m., New York City time, on February 17, 1998, approximately 11,230,200 Shares (including approximately 611,100 Shares subject to guaranteed delivery) had been tendered pursuant to the Offer.

  In light of the preliminary number of Shares tendered in the Offer and in order to permit the Share Number Condition to be satisfied if the Offer were otherwise undersubscribed, on February 17, 1998, the terms of the Repurchase Agreement were further amended and restated. Pursuant to the amended and restated Repurchase Agreement, WMX is required (i) under all circumstances, to tender 2,142,141 Shares in the Offer; (ii) to tender up to an additional 2,290,478 Shares in the Offer if requested to do so by Parent and the Company and to the extent necessary to cause the Share Number Condition to be satisfied; and (iii) if such additional 2,290,478 Shares have been requested to be tendered, to tender up to an additional 5,235,381 Shares if requested to do so by Parent and the Company and to the extent necessary to cause the Share Number Condition to be satisfied. The amended and restated Repurchase Agreement provides that the Company's obligation to purchase, and WMX's obligation to sell, 5,235,381 Shares to the Company concurrently with the payment for Shares in the Offer will be reduced on a Share-for-Share basis to the extent the number of Shares required to be tendered by WMX in the Offer exceeds 4,432,619. The modifications will permit WMX to receive in the transactions contemplated by the Merger Agreement more cash for its Shares than under the original terms of the Repurchase Agreement, but only under circumstances where all other tendering Company shareholders are assured of having all of their tendered Shares accepted for payment in the Offer.

  Under this revised structure, if WMX is required to tender more than 4,432,619 Shares in the Offer to satisfy the Share Number Condition, the consideration to be paid in the Merger pursuant to the Merger Agreement will consist of a combination of shares of Parent Common Stock and cash, the amount of which will depend upon the number of Shares that are actually purchased in the Offer from WMX in excess of 4,432,619. For example, if 5,432,619 Shares were to be purchased in the Offer from WMX, the consideration to be paid in the Merger would include (i) an aggregate of $11.5 million in cash and (ii) shares of Parent Common Stock based on a revised exchange ratio of 1.256 shares of Parent Common Stock for each Share, reduced from the exchange ratio of 1.394-to-one which would be applicable if only 4,432,619 Shares were to be purchased in the Offer from WMX (based on 28,274,405 Shares outstanding as of February 17, 1998). See Section 12 of the Offer to Purchase under the caption "The Merger Agreement--Consideration to be Paid in the Merger."

IT-OHIO, INC.
February 18, 1998

  Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank or trust company to the Depositary at one of its addresses set forth below:

                       The Depositary for the Offer is:

                               BANKBOSTON, N.A.

        By Mail:             By Overnight Courier:            By Hand:


   Boston EquiServe, L.P.       BankBoston, N.A.            BankBoston, N.A.
Corporate Reorganization   Boston EquiServe, L.P        Securities Transfer &
 Post Office Box 8029     Corporate Reorganization      Reporting Service Inc.
 Boston, MA 02266-8029      150 Royall Street           55 Broadway, 3rd Floor
                             Mail Stop 45-01-40          New York, NY 10006
                             Canton, MA 02021          Attn: Delivery Window


By Facsimile Transmission:                               Confirm by Telephone:

(For Eligible Institutions Only)                            (781) 575-3120
       (781) 575-2232

  Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Supplement, the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent, the Dealer Manager or the Depositary. Shareholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                             MACKENZIE PARTNERS, INC.

                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (call collect)
                                      or
                         CALL TOLL-FREE (800) 322-2885